writer’s direct dial:	(302) 426-2806
telecopy:	(302) 426-3555
email:	kbelohoubek@dovermotorsports.com

January 13, 2010

Via EDGAR

CORRESP

and Regular Mail

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Comment Letter dated December 29, 2009

Dover Motorsports, Inc.

Form 10-K for the year ended December 31, 2008

Filed March 6, 2009

SEC File Number 1-11929

Dear Ms. Cvrkel:

We have received and reviewed your comment letter dated December 29, 2009. We appreciate your efforts to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We will revise our future filings in response to these comments as more fully detailed below.

Our response to your comment letter follows. For ease of reference, we first reproduce the entire comment in underlined text and then provide our response.

In our responses, references to “we,” “our,” or the Company shall mean Dover Motorsports, Inc. and/or its consolidated subsidiaries, as appropriate.

Annual Report on Form 10-K for the year ended December 31, 2008

Risk Factors, page 7

1.	In future filings, please revise to list all your risk factors in this section under the heading, “Risk Factors.” Cross-referencing a later section of your filing is not appropriate.

Response:	We will list all of our risk factors in this section under the heading, “Risk Factors.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, Results of Operations. page l3

2.	We note your presentation of Adjusted Earnings before income tax expense and Adjusted Earnings from continuing operations before income tax expense for the years ended December 31,

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

January 13, 2010

2008 and 2006, respectively. As these measures represent non-GAAP financial measures, please revise MD&A in future filings to provide all disclosures required under Item 10(e) of Regulation S-X, including a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure(s) provides useful information to investors regarding your financial condition and results of operations, and to the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP measure. Please refer to Item 10(e) of Regulation S”K for further details.

Response:	We will revise MD&A to provide any additional disclosures required under Item 10(e) of Regulation S-X, including a statement disclosing the reasons why management believes that presentation of non-GAAP financial measure(s) provides useful information to investors regarding our financial condition and results of operations, and to the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP measure.

Critical Accounting Policies, page 18

3.	Reference is made to your property and equipment critical accounting policy. Please note this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In light of the current economic conditions, their impact on your current and projected operations and cash flows, the potential impact on land real estate valuations, the fact that pursuant to ASC Topic 360, “Property, Plant and Equipment,” you recorded additional impairment in the third quarter, we believe you should expand your Property and Equipment critical accounting policy to encompass key assumptions and judgments used by management in assessing impairment of long lived assets. Further, management should address such factors such as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Refer to the guidance outlined in Section V of FR-72 and revise your disclosure accordingly.

Response:	We will expand our Property and Equipment critical accounting policy to encompass key assumptions and judgments used by management in assessing impairment of long lived assets and, to the extent applicable, will address such factors such as how we arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

4.	Furthermore, in light of the continuing negative trends in revenues as indicated by results of operations through September 30, 2009, it also appears useful to expand your disclosure herein with respect to income taxes to describe the facts and circumstances that may lead into a greater valuation allowance. Please revise accordingly.

Response:	We will expand our disclosure with respect to income taxes to describe the facts and circumstances that may lead to a greater valuation allowance.

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

January 13, 2010

Factors That May Affect Operating Results: Forward-Looking Statements, page 18

5.	We note that you have included a bullet point list of risks that may affect your business. In future filings, please revise your “Risk Factors” section to elaborate on how each of these risks apply to your business. Set forth under each risk factor a sub caption that adequately describes the risk. For example, explain how the “success of or changes in [y]our growth strategies,” poses a risk to your business. Refer to Item 503(c) of Regulation S-K.

Response:	We will revise our “Risk Factors” section, in accordance with Item 503(c) of Regulation S-K, to elaborate on how each of the risks apply to our business and will set forth under each risk factor a sub caption that adequately describes the risk. We may also eliminate certain bullet items that are duplicative or could apply to any company.

Signatures, page 33

6.	Your Form 10-K must be signed by your principal executive officer and your principal accounting officer, in their individual capacities. In subsequent filings, please revise your signature page accordingly. Refer to Form 10-K and General Instruction D(2)(a) of Form 10-K.

Response:	As required by General Instruction D(2)(a) of Form 10-K, we will revise the signature page to our Form 10-K so that it is signed by our principal executive officer and our principal accounting officer, in their individual capacities.

7.	The name of each director who signs your 10-K must have a separate line indicating his signature, his name under the signature, and the date signed, even if another individual acted as attorney-in-fact. In subsequent filings, please revise accordingly. Refer to Form 10-K and General Instruction D(2)(b) of Form 10-K.

Response:	As required by General Instruction D(2)(b) of Form 10-K, we will revise the signature page to our Form 10-K so that the name of each director who signs has a separate line indicating his signature, his name under the signature, and the date signed, even if another individual acted as attorney-in-fact.

Item 2-Properties, and

Note 11-Related Party Transactions, page 54

8.	We note your disclosure regarding the easement agreement where Dover Downs Gaming and Entertainment (Gaming) uses your 5/8-mile harness racing track which does not require the payment of any rent, in exchange for your use of Gaming’s indoor grandstands at no charge in connection with your motorsports events. The easement appears to have a material impact on the company, as it provides for free and exclusive use of the harness track for the period from November 1 through April 30, in exchange for free use of Gaming’s indoor grandstands during any motorsports events. Supplementally advise us what amounts, if any, associated with this related party transaction have been reflected in the financial statements pursuant to Rule 4-08 (k) of Regulation S-X and ASC Topic 850, and the amounts that would have been recognized should this agreement have been with an unrelated party. We may have further comment upon reviewing your response.

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

January 13, 2010

Response:	We will expand our related party disclosure so that the reader is not left with the impression that the easement granted to Dover Downs Gaming & Entertainment, Inc. (“Gaming”) to use our 5/8 mile harness racing track is in exchange for our use of Gaming’s indoor grandstands. There is no such quid pro quo. We will also provide some historical perspective to help the reader better understand the relationship.

Prior to the spin-off of Gaming from our company in 2002, both companies shared certain real property in Dover, Delaware. At the time of the spin-off, some of this real property was transferred to Gaming to ensure that the real property holdings of each company was aligned with its past uses and future business needs. During its harness racing season, Gaming has historically used the 5/8-mile harness racing track that is located on our property and is on the inside of our one-mile motorsports superspeedway. In order to continue this historic use, we granted a perpetual easement to the harness track to Gaming at the time of the spin-off. This perpetual easement allows for the exclusive use of the harness track for certain prescribed time periods each year. An easement is an interest in real property and there is no payment of rent required in connection with Gaming’s use of the easement. Gaming uses the harness track under its “interest in real property” – in this case under the terms of an easement – much as it uses other property that it owns in fee simple. We believe that we could eliminate the disclosure entirely since the use of property under an easement is not a “transaction,” but since the relationship between us and Gaming at our Dover property is such a unique one, we thought it appropriate to at least describe how Gaming uses this “track within a track.”

At the time of the spin-off in 2002, we contemplated different ways to allow Gaming to continue its historical use of the harness track – including the outright conveyance of the harness track to Gaming in fee simple. However, this would have required subdivision approval and would have been rather cumbersome to accomplish since the harness track is entirely on the inside of our auto speedway and would have been landlocked. The infield and garage area of our auto speedway is entirely on the inside of the harness track and would also have been landlocked. The solution we arrived at to continue Gaming’s historical use of the harness track was to grant it a perpetual easement. For all practical purposes, during the period of its use of the harness track, Gaming enjoys the same rights and privileges that an owner of a fee simple interest would.

At the time of the spin-off, we also entered into a lease agreement with Gaming which entitles us to the use of Gaming’s indoor grandstands during our twice yearly NASCAR auto racing weekends – specifically the third floor seating area and dining room of the indoor grandstands. These areas would typically be used by Gaming for its harness racing patrons during a harness race meet but they were not historically used by Gaming outside of its harness racing season. The indoor grandstands are adjacent to Gaming’s casino and the arrangement is deemed to be mutually beneficial at present as our motorsports patrons will frequent Gaming’s casino and its food & beverage operations. Our NASCAR auto racing weekends are conducted during the off season for Gaming’s harness racing. {It would not be possible to conduct a harness race meet at the same time as a NASCAR race.}

The indoor grandstand area was historically used by us during our two annual NASCAR race weekends. It is one of many areas on the property – such as our skybox suites – that we sell tickets to and offer hospitality services and we wished to continue this historical

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

January 13, 2010

use. These are not premium seats and the use of these indoor grandstands is not critical to our operations. As such, the use did not need to be embodied in something as permanent as an easement. Instead, for flexibility purposes, the use was permitted by lease. Significantly, the lease allows Gaming the right to terminate our use at any time that Gaming decides, at its sole discretion, to modify, demolish, remodel or otherwise change the grandstand area. The lease does not provide for the payment of any rent and it would be difficult to establish a market value for an occasional, nominal use such as this that can be discontinued at any time. Furthermore, as we do not sell out the motorsports events in question, if Gaming were to discontinue our use of the indoor grandstands, we could easily find another place for these patrons elsewhere on our property. Accordingly, even if Gaming were to seek rent in exchange for the use of these grandstands, it is unlikely that we would be willing to pay any material amount.

Specifically, we would propose in our next Form 10-K to replace the first two paragraphs of our Related Party disclosure in Note 11 with language comparable to that set forth in the three paragraphs below:

“NOTE 11 – Related Party Transactions

During the years ended December 31, 2009, 2008 and 2007, Dover Downs Gaming & Entertainment, Inc. (“Gaming”), a company related through common ownership, allocated costs of $            , $             and $            , respectively, to us for certain administrative and operating services, including leased space. We allocated certain administrative and operating service costs of $            , $             and $            , respectively, to Gaming for the years ended December 31, 2009, 2008 and 2007. The allocations were based on an analysis of each company’s share of the costs. Additionally, in connection with our NASCAR event weekends at Dover International Speedway, Gaming provided certain services, primarily catering, for which we were invoiced $            , $             and $            , during the years ended December 31, 2009, 2008 and 2007, respectively. Additionally, we invoiced Gaming $            , $             and $            , during 2009, 2008 and 2007, respectively, for a skybox suite, tickets and other services to the events. As of December 31, 2009 and 2008, our consolidated balance sheets included an $             and $             receivable from Gaming, respectively, for the aforementioned items. We received payment for the receivables in January of 2010 and 2009, respectively. The net costs incurred by each company for these services are not necessarily indicative of the costs that would have been incurred if the companies had been unrelated entities and/or had otherwise independently managed these functions; however, management believes that these costs are reasonable.

Prior to the spin-off of Gaming from our company in 2002, both companies shared certain real property in Dover, Delaware. At the time of the spin-off, some of this real property was transferred to Gaming to ensure that the real property holdings of each company was aligned with its past uses and future business needs. During its harness racing season, Gaming has historically used the 5/8-mile harness racing track that is located on our property and is on the inside of our one-mile motorsports superspeedway. In order to continue this historic use, we granted a perpetual easement to the harness track to Gaming at the time of the spin-off. This perpetual easement allows Gaming to have exclusive use of the harness track during the period beginning November 1 of each year and ending April 30 of the following year, together with set up and tear down rights for

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

January 13, 2010

the two weeks before and after such period. The easement requires that Gaming maintain the harness track but does not require the payment of any rent.

Various easements and agreements relative to access, utilities and parking have also been entered into between us and Gaming relative to our respective Dover, Delaware facilities. We pay rent to Gaming for the lease of our principal executive office space. Gaming also allows us to use its indoor grandstands in connection with our two annual motorsports weekends. This occasional grandstand use is not material to us and Gaming does not assess rent for it; Gaming may also discontinue our use at its discretion.”

9.	Furthermore, we note that you lease your principal office space from Gaming. Supplementally advise us and expand your disclosure to indicate, if true, the amounts that have been recognized in the financial statements for each of the years presented pursuant to ASC Topic 850. We may have further comment upon reviewing your response.

Lease expense for the years ended December 31, 2008, 2007 and 2006, was $169,200, $102,000 and $106,200, respectively, and was included in our disclosure of costs allocated to us by Gaming for “certain administrative and operating services.” Please refer to our proposed expanded Related Party disclosure in response to Comment Number 8 above which will now refer to “certain administrative and operating services, including leased space.”

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

¿	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

¿	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

¿	the company may not assert staff comment’) as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The Company acknowledges that:

¿	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, as amended.

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

January 13, 2010

¿	Staff comments or changes to disclosure in response to staff comments in the Form 10-K reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

¿	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (302) 475-6756 if you have any questions regarding the above or require any additional information.

Thank you.

Very truly yours,

/s/ Klaus M. Belohoubek
Klaus M. Belohoubek
Senior Vice President-General Counsel

KMB/lal

KMB Correspondence/SEC Letters

cc:	Denis McGlynn, President and CEO
Timothy R. Horne, Sr. Vice President-Finance and CFO
Effie Simpson (Securities and Exchange Commission)
Jean Yu (Securities and Exchange Commission)
Chanda DeLong (Securities and Exchange Commission)